COMMENTS RECEIVED ON DECEMBER 4, 2008

FROM CHRISTIAN SANDOE

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity High Income Central Fund II

Fidelity Specialized High Income Central Fund

POST-EFFECTIVE AMENDMENT NO. 20

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity 1-3 Year Duration Securitized Bond Central Fund

Fidelity Commercial Mortgage-Backed Securities Central Fund

Fidelity Corporate Bond 1-5 Year Central Fund

Fidelity Corporate Bond 1-10 Year Central Fund

Fidelity Mortgage Backed Securities Central Fund

POST-EFFECTIVE AMENDMENT NO. 6

1. Fidelity High Income Central Fund II and Fidelity Corporate Bond 1-5 Year Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The Staff would like us to describe the average credit quality and maturity of the funds.

R: We believe the current disclosure is sufficient. Fidelity High Income Central Fund II does not have a principal investment strategy to invest in securities of a particular maturity and currently discloses its policy to emphasize lower-quality debt securities. Fidelity Corporate Bond 1-5 Year Central Fund currently discloses its principal investment strategy to invest in investment-grade corporate bonds and other corporate debt securities and currently discloses its policy of normally maintaining a dollar-weighted average maturity between 1 and 5 years.

2. All funds

"Buying and Selling Shares" (Part A of the Registration Statements)

"Excessive trading of fund shares can harm shareholders in various ways, including reducing the returns to long-term shareholders by increasing costs to the fund (such as brokerage commissions), disrupting portfolio management strategies, and diluting the value of the shares in cases in which fluctuations in markets are not fully priced into the fund's NAV.

Because the fund is only offered for investment to certain other registered investment companies managed by Fidelity Management & Research Company (FMR) or an affiliate, the potential for excessive or short-term disruptive purchases and sales is reduced. Accordingly, the Board of Trustees has not adopted policies and procedures designed to discourage excessive trading of fund shares and the fund accommodates frequent trading."

C: The Staff would like us to confirm that the funds do not permit excessive trading; although frequent trading is accommodated.

R: We believe that the disclosure complies with Item 6(e) of Form N-1A as written.

3. Fidelity 1-3 Year Duration Securitized Bond Central Fund, Fidelity Corporate Bond 1-5 Year Central Fund, and Fidelity Corporate Bond 1-10 Year Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

(Fidelity 1-3 Year Duration Securitized Bond Central Fund)
"Fidelity Investments Money Management, Inc. (FIMM) normally invests at least 80% of the fund's assets in investment-grade securitized debt securities and repurchase agreements for those securities."

(Fidelity Corporate Bond 1-5 Year Central Fund and Fidelity Corporate Bond 1-10 Year Central Fund)
"FIMM normally invests at least 80% of the fund's assets in investment-grade corporate bonds and other corporate debt securities and repurchase agreements for those securities."

C: The Staff requests that we better align the name test policy with the funds' names by changing the term "debt securities" to "bond" and defining the term "bond" to include certain other debt securities.

R: We believe that any requirement under Rule 35d-1 of the 1940 Act for the fund to have a policy to invest 80% in [investment-grade securitized/corporate] bonds is met by its policy to invest 80% in [investment-grade securitized/corporate] debt securities. In this regard, as previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond." Moreover, we believe that complying with the Staff's request that the fund adopt a policy of investing in "bonds" and then defining bonds to be the types of securities currently referenced in the fund's 80% policy differs from the current disclosure in form only, not in substance, and reflects an acknowledgment that the substance of the fund's 80% policy is acceptable. Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested.

4. Fidelity Commercial Mortgage-Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff would like to know if the fund will invest in subprime markets.

R: Consistent with the investment policies disclosed in the fund's prospectus, the fund could invest in securities secured by subprime mortgage loans.

5. Fidelity Corporate Bond 1-10 Year Central Fund

"Investment Details" (Part A of the Registration Statement)
"Principal Investment Strategies"

"FIMM normally invests at least 80% of the fund's assets in investment-grade corporate bonds and other corporate debt securities and repurchase agreements for those securities."

C: The Staff requests that we better align the name test policy with the fund's name by changing the policy to refer only to corporate bonds.

R: For reasons stated in response #3, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested.

6. Fidelity 1-3 Year Duration Securitized Bond Central Fund and Fidelity Commercial Mortgage-Backed Central Fund

"Investment Policies and Limitations" (Part B of the Registration Statement)

"Concentration"

"The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the securitized sector.

For purposes of each of 1-3 Year Duration Securitized Bond Central's and Commercial Mortgage-Backed Central's concentration limitation discussed above, with respect to any investment in Fidelity Money Market Central Fund and/or any non-money market central fund, Fidelity Investments Money Management, Inc. (FIMM) looks through to the holdings of the central fund.

For purposes of each of 1-3 Year Duration Securitized Bond Central's and Commercial Mortgage-Backed Central's concentration limitation discussed above, FIMM may analyze the characteristics of a particular issuer and security and assign an industry or sector classification consistent with those characteristics in the event that the third party classification provider used by FIMM does not assign a classification."

C: The Staff would like us to confirm that the funds will not invest more than 25% in the securities of any other issuers.

R: We are aware of the requirement to disclose any policy to concentrate in securities of issuers in a particular industry or group of industries, and accordingly have disclosed the one group of industries (the securitized sector) in which the funds will invest more than 25%.

7. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.